February 12, 2010

Amanda Ravitz Branch Chief United States Securities and Exchange Commission Mailstop 3561 Washington, D.C. 20549

Re:	Energroup Holdings Corporation.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 31,
File No.: 333-149171

Dear Mr. Stickel:

On behalf of our client Energroup Holdings Corporation (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff (the "Staff’s Letter") of the United States Securities and Exchange Commission (the "Commission").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Additionally, we transmit herewith for filing with the Commission one complete electronic version of Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended Registration Statement and all exhibits filed therewith.

The Amended Registration Statement responds to the comments set forth in the Staff’s Letter.

Summary Consolidated Financial Data, page 7

1.
The column containing the information for the twelve months ended December 31, 2008 is marked “unaudited.”  The information presented should be derived from the financial statements audited by an independent accountant.  Please correct the label if these amounts are audited, or advise if otherwise.

The financial statements for the twelve months ended December 31, 2008 are audited. The Company has corrected the label.

If we fail to develop and maintain…page 14

2.
We note per Item 9A of your Form 10-K for the period ended December 31, 2008 that you have disclosed that your internal controls over financial reporting are not effective.  Please revise to disclose this fact and describe the initiatives management is undertaking to rectify the weaknesses.

The Company has revised the risk factor regarding the ineffectiveness of its internal controls over financial reporting as requested by the staff.

Management’s Discussion and Analysis of Financial Condition, page 55

3.
Please provide support for your belief that China’s pork processing industry is fragmented and inefficient, and that scaled pork processors like yourself will be positioned to make acquisitions on favorable terms.  Alternatively, revise to delete this assertion.

The Company has revised the disclosure to delete the assertion.

Directors and Officers, page 77

4.
Please disclose when Wang Shu first was appointed to the position of Chief Financial Officer.  Consistent with your disclosure on pages 82 and F-60, please also disclose that she relinquished this position on September 28, 2008, and resumed the position again on December 28, 2008.

The Company has revised the Amended Registration Statement to include the requested disclosures.

Executive Compensation, page 79

5.	Please expand your summary compensation table to include disclosure for the last three completed fiscal years. Refer to Item 402(c) of Regulation S-K.

The Company has revised the summary compensation table to include the requested disclosure.

6.
We note your disclosure on page 82 that Zhang Yizhao was to be paid a salary of $180,000.  Consistent with your disclosure on page F-60, please revise to also disclose here that Zhang Yizhao received compensation totaling $71,000 during his term of service as Chief Financial Officer in 2008.

The Company has revised the summary compensation table to include the requested disclosure.

7.
We note your disclosure on page 82 that Wang Shu assumed the duties of Chief Financial Officer after Zhang Yizhao’s resignation effective December 23, 20008.  Consistent with your disclosure on page F-60, please revise to also disclose here that Wang Shu previously held this position until September 28, 2008 and disclose when she first assumed the position of Chief Financial Officer.

The Company has revised the Amended Registration Statement to include the requested disclosure.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Very truly yours,

/s/ Tahra Wright

Tahra Wright, Esq.